UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .

Commission file number: 1—14315
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
NCI 401(k) Profit Sharing Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, Texas 77064

NCI 401(K) PROFIT SHARING PLAN
December 31, 2009 and 2008

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Audit Committee and 401(k) Benefits
     Administration Committee
NCI 401(k) Profit Sharing Plan
We have audited the accompanying Statements of Net Assets Available for Benefits of NCI 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina L.L.P.

Houston, Texas
June 23, 2010

NCI 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets
Cash, non-interest bearing	$617,088	$1,012,553

Investments, at fair value (See Note 3)
Registered investment companies (mutual funds)	28,634,966	28,163,009
Common collective trusts	59,397,243	52,962,426
NCI Building Systems, Inc. common stock fund	7,215,138	16,784,662
NCI Blended Stable Value Fund	45,891,905	52,598,714
Participant loans	7,909,687	10,235,359

Total investments	149,048,939	160,744,170

Receivables:
Employer’s contribution	—	3,692,327
Participants’ contributions	222,327	69,175
Due from broker for securities sales	17,993	10,252
Investment income	2,499,476	1,963,625

Total receivables	2,739,796	5,735,379

Total assets	152,405,823	167,492,102

Liabilities
Due to broker for securities purchases	627,497	1,029,981

Net Assets Available for Benefits at Fair Value	151,778,326	166,462,121

Adjustment From Fair Value to Contract Value for Fully Benefit-responsive Investment Contracts	1,307,607	3,336,067

Net Assets Available for Benefits	$153,085,933	$169,798,188

The accompanying notes are an integral part of these financial statements

NCI 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributable to:
Investment Income (Loss):
Interest and dividends	$1,529,065	$2,155,083
Net appreciation (depreciation) in fair value of investments (See Note 3)	3,632,307	(52,453,613)

Total investment income (loss)	5,161,372	(50,298,530)

Contributions:
Employer	—	8,698,974
Participants	8,974,853	13,663,901
Rollovers	244,692	911,498

Total contributions	9,219,545	23,274,373

Total investment income (loss) and contributions	14,380,917	(27,024,157)

Deductions from net assets attributable to:
Benefits paid directly to participants	30,781,551	26,041,584
Administrative expenses	311,621	402,779

Total deductions	31,093,172	26,444,363

Decrease in Net Assets Available for Benefits	(16,712,255)	(53,468,520)

Net Assets Available for Benefits, Beginning of Year	169,798,188	223,266,708

Net Assets Available for Benefits, End of Year	$153,085,933	$169,798,188

The accompanying notes are an integral part of these financial statements

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 1: Description of the Plan
The following description of NCI 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the Plan administrator.
General
The Plan is a defined contribution plan covering all eligible employees of NCI Building Systems, Inc. and its affiliates (the “Company”) who have completed three months of service, are employed on the first day of the calendar quarter, and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may contribute a minimum of 1% up to a maximum of 50% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service. During 2008, highly compensated employees may defer only 6% of their annual compensation. Effective January 1, 2009, highly compensated employees may defer 7% of their annual compensation.
During 2008, according to the Plan document, the Company contributed to the Plan a regular matching contribution equal to 83.33% of the employee’s contribution to the Plan up to 6% of the participant’s eligible compensation. The Company may, at its discretion, contribute an additional profit-sharing matching contribution depending upon the Company’s annual return on assets. The Company contribution, if any is made in cash. Effective January 1, 2009, the Plan, was amended to make the regular matching contribution a discretionary contribution and to eliminate the matching contribution formula. There were no matching contributions during the 2009 Plan year.
Participants direct the investment of their contributions, as well as the Company’s contribution, into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, common/collective trust funds, and the NCI Company Stock Fund as investment options for participants.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations of expenses are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Vesting and Forfeitures
Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008
continuous service. A participant is fully vested after 6 years of continuous service. In addition, any former employee of Robertson-Ceco Corporation who was a participant in the Robertson-Ceco Savings Plan as of July 31, 2006 and who became a participant in the Plan on August 1, 2006 as a result of the merger of the plans, is fully vested in all accounts maintained by the Plan for such participant.
A participant becomes fully vested upon death, becoming disabled (as defined in the Plan) or attaining age 65; otherwise, the non-vested balance is forfeited upon termination of service. Forfeitures may be used to pay for Plan administrative expenses and to reduce employer matching contributions. At December 31, 2009 and 2008, forfeited non-vested accounts totaled $9,000 and $70,000, respectively. Also, in 2009, employer contributions for partial plan termination vesting were reduced by approximately $167,000 from forfeited non-vested accounts. In 2008, employer contributions were reduced by approximately $270,000 from forfeited non-vested accounts.
Payment of Benefits
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his account, NCI Common Stock at the value of the NCI Stock Fund, or subject to minimum distribution rules described in the Plan, continue in the trust in such a manner as though the employee had not terminated his eligibility (if the participant’s account balance is greater than $5,000, excluding rollover contributions).
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants’ account and bear interest at rates that are commensurate with local prevailing rates as determined by the Plan administrator.
Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 2: Summary of Significant Accounting Policies
Financial Accounting Standard Board (“FASB”) Codification
In June 2009, The FASB issued Statement of Financial Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles”. The FASB Accounting Standards Codification TM, (Codification” or “ASC”) became the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. On the effective date of SFAS 168, the codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008
not included in the Codification became non-authoritative. SFAS 168 is effective for all financial statements issued for interim and annual periods ending after September 15, 2009
Following SFAS 168, the FASB will no longer issue new standards in the form of Statements, FASB Staff Positions (“FSP”), FASB Interpretations (“FIN”), or Emerging Issues Task Force Abstracts (“EITF); instead, it will issue Accounting Standards Updates (“ASUs”). The FASB will not consider ASUs as authoritative in their own right, rather, these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. SFAS No. 168 is incorporated in ASC Topic 105, Generally Accepted Accounting Principles. The Plan adopted SFAS No. 168 for the year ended December 31, 2009, and the Company will provide reference in its financial statements to both the Codification topic reference and the previously authoritative references related to Codification topics and subtopics, as appropriate.
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
As described in ASC 946-210-45, Other Presentation Matters for Fully Benefit Responsive Investment Contracts (formerly FSP AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts, from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis.
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trust: Valued at fair value based on information reported in the audited financial statements of the collective trust at year-end.
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.
Participant loans: Valued at amortized cost, which approximates fair value.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008
Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The significant inputs for the valuation model include discount rates ranging from 5.11% — 5.17% (see Note 4).
Effective for the reporting period ended December 31, 2009, the Plan adopted FSP FAS 157-4, Determining Fair Value when the volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that Are Not Orderly. This FSP was codified into FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) and provides additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. It also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of ASC 820. With the exception of additional fair value measurement disclosures, the adoption of this update did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
Effective January 1, 2008, the Plan adopted ASC 820-10, formerly known as SFAS No. 157, Fair Value Measurements and Disclosures. ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC 820-10 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The Plan’s adoption of ASC 820-10 did not have a material effect on the Plan’s financial statements. The hierarchy established under ASC 820-10 gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets; 2) quoted prices for identical or similar assets or liabilities in inactive markets; 3) inputs other than quoted prices that are observable for the asset or liability; and 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008
different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:

Index Funds	$28,634,966	$—	$—	$28,634,966

Total Mutual Funds	28,634,966	—	—	28,634,966

Common Stock Fund:

NCI Common Stock	—	6,949,640	—	6,949,640

Money Market Fund	—	265,498	—	265,498

Total Common Stock Fund	—	7,215,138	—	7,215,138

Common Collective Trusts	—	59,397,243	—	59,397,243

NCI Blended Stable Value Fund:

Common Collective Trust	—	39,243,347	—	39,243,347

Guaranteed Investment Contract	—	—	6,648,558	6,648,558

Total NCI Blended Stable Value Fund	—	39,243,347	6,648,558	45,891,905

Participant Loans	—	—	7,909,687	7,909,687

Total Investments at Fair Value	$28,634,966	$105,855,728	$14,558,245	$149,048,939

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds:

Index Funds	$28,163,009	$—	$—	$28,163,009

Total Mutual Funds	$28,163,009	$—	$—	$28,163,009

Common Stock Fund:

NCI Common Stock	—	16,427,270	—	16,427,270

Money Market Fund	—	357,392	—	357,392

Total Common Stock Fund	—	16,784,662	—	16,784,662

Common Collective Trusts	—	52,962,426	—	52,962,426

NCI Blended Stable Value Fund:

Common Collective Trust	—	41,485,258	—	41,485,258

Guaranteed Investment Contract	—	—	11,113,456	11,113,456

Total NCI Blended Stable Value Fund	—	41,485,258	11,113,456	52,598,714

Participant Loans	—	—	10,235,359	10,235,359

Total Investments at Fair Value	$28,163,009	$111,232,346	$21,348,815	$160,744,170

Level 3 Gain and Loss: The tables below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008.

	Level 3 Assets (Year Ended December 31, 2009)
	Guaranteed Investment
	Contract	Participant Loans
Balance, beginning of the year	$11,113,456	$10,235,359

Realized gains/(losses)	—	—

Unrealized gains/(losses) relating to instruments still held at the reporting date	39,214	—

Purchases, sales, issuances and settlements (net)	(4,504,113)	(2,325,672)

Balance, end of year	$6,648,557	$7,909,687

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	39,214	—

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008

	Level 3 Assets (Year Ended December 31,2008)
	Guaranteed Investment
	Contract	Participant Loans
Balance, beginning of the year	$15,492,885	$11,243,432
Realized gains/(losses)	—	—

Unrealized gains/(losses) relating to instruments still held at the reporting date	(78,900)	—

Purchases, sales, issuances and settlements (net)	(4,300,529)	(1,008,073)

Balance, end of year	$11,113,456	$10,235,359

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	(78,900)	—

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation (depreciation) in fair value of investments in the Statements of Changes in Net Assets Available for Benefits.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Plan Tax Status
The Plan obtained its latest determination letter on August 2, 2006, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Note 3: Investments
The following table presents the Plan’s investments. Investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008 are separately identified.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008

	2009		2008

NCI Building Systems Inc., common stock fund 767,916 and 201,562 shares, respectively	$	*	$16,784,662
RVS Core Port Diversified US Large CAP Equity Fund		27,936,365	26,165,273
RVS Core Port Diversified US Small CAP Equity Fund		12,291,815	10,730,798
Core Port Diversified Intl Equity Fund		11,717,159	8,703,402
NCI Blended Stable Value Fund		45,891,905	52,598,714
Participant Loans bearing interest at 4.75% to 10.50%		7,909,687	10,235,359
Investments under 5%		43,302,008	35,525,962

Total investments		$149,048,939	$160,744,170

*	Not applicable in the period indicated.
During the years ended 2009 and 2008, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by $3,632,307 and $(52,453,613), respectively.

	2009	2008

Mutual funds	$4,933,248	$(16,463,853)
Common stock fund	(16,793,466)	(10,615,235)
Common collective trusts	14,255,819	(27,841,778)
NCI Blended Stable Value Fund	1,236,706	2,467,253

Net appreciation (depreciation) in fair value	$3,632,307	$(52,453,613)

Interest and dividends realized on the Plan’s investments for the years ended 2009 and 2008 were $1,529,065 and $2,155,083 respectively.
Note 4: Investment Contract with Insurance Company
In 2006, the Plan entered into a benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (“MassMutual”). The investment contract is included in the NCI Blended Stable Value Fund. MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008
by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer all or a portion of their investment at contract value. The contract value of the guaranteed investment contract at December 31, 2009 and 2008 was $7,956,165 and $14,449,523, respectively.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. At December 31, 2009 and 2008, the investment contract, included in the NCI Blended Stable Value Fund, is recorded at fair value with an adjustment to contract value. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than four percent. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields	2009	2008
Based on actual earnings	4.75%	4.75%
Based on interest rate credited to participants	4.75%	4.75%
The Plan does not allow participants to make any additional contributions to this investment contract.
Note 5: Related Party Transactions
Certain Plan investments are shares of mutual funds managed by Wachovia Bank, N.A., which is the trustee and the record keeper of the Plan. Additionally, the Plan invests in shares of the Company’s common stock and participant loans. Such transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; thus, these transactions are permitted.
The Plan incurs expenses related to general administration. The Plan sponsor pays these expenses and certain accounting fees relating to the Plan.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 6: Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Note 7: Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008, to Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$153,085,933	$169,798,188
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,307,607)	(3,336,067)

Net assets available for benefits per Form 5500	$151,778,326	$166,462,121

The following is a reconciliation of the changes in net assets available for benefits per the financial statements at December 31, 2009 and 2008, to Form 5500:

	2009	2008

Net decrease in net assets available for benefits per the financial statements	$(16,712,255)	$(53,468,520)
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,028,460	(3,336,067)

Net decrease in net assets available for benefits per Form 5500	$(14,683,795)	$(56,804,587)

Note 8: Partial Plan Termination
In 2008 and 2009, in connection with the closing of certain plants of the Company resulting from the economic downturn and restructuring, employees were terminated from the Company’s employment and were no longer active participants, as defined in the Plan. This constituted a partial plan termination, and therefore, all such employees of these plants with unvested Company match funds in the Plan became immediately and fully vested on such date of termination.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 9: Subsequent Events
The Plan was amended and restated, effective January 1, 2010 to comply with regulation changes. However, these changes to the Plan were not considered material.
On March 5, 2010, the Company effected a reverse stock split in which each five shares of the Company’s common stock, par value $0.01 (the “Common Stock”), was reclassified and combined into one share of Common Stock (the “Reverse Stock Split”). As such, we have retrospectively adjusted Common Stock information for the Reverse Stock Split in all periods presented.

Supplemental Schedule

NCI 401(k) Profit Sharing Plan
EIN 76-0127701 PN 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

		(c) Description of Investment
		Including Maturity Date, Rate
		of Interest, Collateral, Par
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	or Maturity Value	(e) Current Value***
*	RVS Core Port Diversified US Large CAP Equity Fund	RVST COLLECTIVE FUNDS-EQUITY**	$27,936,365
*	RVS Core Port Diversified US Small CAP Equity Fund	RVST COLLECTIVE FUNDS-EQUITY**	12,291,815
	Core Port Diversified Bond Fund	COLLECTIVE FUNDS-EQUITY	7,451,904
	Vanguard Target Retirement 2010	MUTUAL FUNDS-EQUITY	3,500,679
	Vanguard Target Retirement 2015	MUTUAL FUNDS-EQUITY	5,385,832
	Vanguard Target Retirement 2020	MUTUAL FUNDS-EQUITY	7,259,937
	Vanguard Target Retirement 2025	MUTUAL FUNDS-EQUITY	3,449,769
	Vanguard Target Retirement 2030	MUTUAL FUNDS-EQUITY	4,001,549
	Vanguard Target Retirement 2035	MUTUAL FUNDS-EQUITY	1,773,938
	Vanguard Target Retirement 2040	MUTUAL FUNDS-EQUITY	1,366,255
	Vanguard Target Retirement 2045	MUTUAL FUNDS-OTHER	877,509
	Vanguard Target Retirement 2050	MUTUAL FUNDS-EQUITY	272,566
	Vanguard Target Retirement Income	MUTUAL FUNDS-EQUITY	746,932
	Core Port Diversified Intl Equity Fund	COLLECTIVE FUNDS-EQUITY **	11,717,159
*	Participant Loans	Loans to participants bearing interest at rates ranging from 4.25% to 10.5% **	7,909,687
*	NCI Common Stock Fund	COMMON STOCK	7,215,138
*	NCI Blended Stable Value Fund	COLLECTIVE FUNDS**	45,891,905

			$149,048,939

*	Indicates a party-in-interest as defined by ERISA

**	Represents investment comprising at least 5% of net assets available for benefits

***	Cost information is not presented because all investments are participant directed

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NCI BUILDING SYSTEMS INC. (as administrator of the NCI 401(k) Profit Sharing Plan)
DATE: June 23, 2010	By:	/s/ Mark E. Johnson
By: Mark E. Johnson
		Title:	Executive Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm